Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
June 30, 2015
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,911
Affiliates	966
Total operating revenues	3,877
Operating expenses:
Wholesale transmission service	784
Operation and maintenance	717
Depreciation and amortization	868
Provision in lieu of income taxes	272
Taxes other than amounts related to income taxes	443
Total operating expenses	3,084
Operating income	793
Other income and deductions:
Other income	10
Other deductions	20
Nonoperating provision in lieu of income taxes	(5)
Interest income	2
Interest expense and related charges	341
Net income	$449